UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

MarilynJean Interactive Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

5678D107

(CUSIP Number)

104-12877 76th Avenue  Surrey,    V3W 1E6

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Klein Kelita n/a

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,900,000 (1)

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
18,900,000 (1)

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,900,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.9 (2)(3)%

14	TYPE OF REPORTING PERSON
IN

(1)These shares represent Exchangeable Preferred Shares (as defined herein) and are redeemable by the holder into common stock of MarilynJean Interative Inc. on a one-for-one basis at any time by the holder in accordance with the terms of the Share Exchange Agreement (as defined herein).
(2) Based on 194,528,352 issued and outstanding common shares of the Issuer and assuming the exercise of Ms. Klein’s Exhangeable Preferred Shares on a one-for-one basis.
(3) Shares of common stock subject to Ms. Klein’s Exchangeable Preferred Share currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage ownership by Ms. Klein.

Item 1.	Security and Issuer

This Statement relates to shares of common stock with $0.001 par value of MarilynJean Interactive Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 104 – 12877 76th Avenue, Surrey, British Columbia V3W 1E6.

Item 2.	Identity and Background

(a)	Kelita Klein

(b)	104 – 12877 76th Avenue, Surrey, British Columbia V3W 1E6

(c)	Businesswoman

(d)	During the last five years, Ms. Klein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours)

(e)
During the last five years, Ms. Klein was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Canadian

Item 3.	Source and Amount of Funds or Other Consideration

On March 25, 2013, the Issuer entered into a share exchange agreement (the “Share Exchange Agreement”) with MarilynJean Holdings Inc., a private British Columbia corporation wholly-owned by the Issuer that was incorporated solely to facilitate the proposed transaction as described herein (“Exchangeco”), MarilynJean Media Inc., a private British Columbia corporation in the business of online merchandising (“MarilynJean”), and the shareholders of MarilynJean, pursuant to which, and at the closing thereof, the Issuer directly and indirectly acquired all of the 181,651,250 issued and outstanding shares of MarilynJean (the “Transaction”). The Transaction closed on March 28, 2013.
Pursuant to the terms of the Share Exchange Agreement and in order to minimize adverse tax consequences as Canadian shareholder of MarilynJean, Ms. Klein received 18,900,000 Class B exchangeable preferred shares of Exchangeco (each, an “Exchangeable Preferred Share”). The Share Exchange Agreement and the Transaction were intended to provide the Canadian shareholders of MarilynJean with the opportunity to dispose of their MarilynJean shares in return for Exchangeable Preferred Shares on a tax deferred or “roll-over” basis for Canadian tax purposes pursuant to the provisions of Section 85 of the Income Tax Act (Canada). Each Exchangeable Preferred Share can be exchanged into one common share of the Issuer subject to the rights and restrictions of the Exchangeable Preferred Shares. Following the closing of the Transaction, the Issuer directly and indirectly (through Exchangeco) held all of the issued and outstanding shares of MarilynJean.
Upon closing of the Transaction, Ms. Klein received 18,900,000 Exchangeable Preferred Shares of Exchangeco in consideration for 18,900,000 common shares held in MarilynJean. Upon exercise of the Exchangeable Preferred Shares, Ms. Klein will hold 8.9% of the issued and outstanding common stock of the Issuer.

Item 4.	Purpose of Transaction

Ms. Klein acquired the securities of the Issuer under the Share Exchange Agreement, but may transfer or sell such securities as necessary and in accordance with applicable securities laws.
As of the date hereof, except as described above, Ms. Klein does not have any plans or proposals which relate to or would result in:

• The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;

• An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

• A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

• Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

• Any material change in the present capitalization or dividend policy of the Issuer;

• Any other material change in the issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

• Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

• Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

• A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

• Any action similar to any of those enumerated above.

(a)	n/a

(b)	n/a

(c)	n/a

(d)	n/a

(e)	n/a

(f)	n/a

(g)	n/a

(h)	n/a

(i)	n/a

(j)	n/a

Item 5.	Interest in Securities of the Issuer

(a)
(a) The aggregate number and percentage of common stock of the Issuer beneficially owned by Ms. Klein is 18,900,000(1) shares, or 8.9%(2) of the Issuer, based on 194,528,352 shares of common stock outstanding as of the date of this statement, and assuming the exercise of Ms. Klein’s Exchangeable Preferred Shares.

(b)
(b) Ms. Klein has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 18,900,000 shares of common stock of the Issuer, assuming the exercise of Ms. Klein’s Exchangeable Preferred Shares.

(c)	(c) Other than as described in Item 3 above, Ms. Klein has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)	n/a

(e)	n/a

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between reporting persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

10.1 Share Exchange Agreement (incorporated by reference to an exhibit to a current report on Form 8-K filed by the Issuer on March 27, 2013).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 15, 2013	By:	/s/ Kelita Klein

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)